

Mail Stop 6010

September 26, 2007

William M. Walsh, III
Secretary
PRA International
12120 Sunset Hills Road, Suite 600
Reston, Virginia 20190

> **Re:** **PRA International**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 28, 2007**
> **File No. 1-33381**
>
> **Preliminary Transaction Statement on Schedule 13E-3**
> **Filed August 28, 2007**
> **File No. 5-80376**

Dear Mr. Walsh:

We conducted a limited review of your filing. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   We note that the following persons appear to be affiliates engaged in the transaction for purposes of Rule 13e-3 and should potentially be named as filing persons on the Schedule 13E-3: Genstar Capital Partners V, L.P., Genstar Capital Partners IV, L.P., Genstar Capital Partners III, L.P., Stargen III, L.P., Genstar Capital L.P., Jean-Pierre Conte, Robert Weltman, Melvin Booth, Terrance Bieker, Robert Conway and the members of management who will continue as employees of the company. See Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. Please revise your Schedule 13E-3 and proxy statement to include all the additional information required for each of these filing persons pursuant to Items 2, 3, 5, 6, 7, 8, 11 and 12 of Schedule 13E-3. In the alternative, please provide an analysis for each person explaining why they should not be identified as a filing person.

2.   Please explain all the affiliations between Genstar IV and Genstar V and the following parties:
        • Genstar Capital Partners III, L.P.;
        • Stargen III, L.P.; and
        • Genstar Capital LP.

        Specifically, please provide information as to mutual ownership, identification of officers and directors and equity holdings by each party in each of the other parties. We note that the discussion of the Background of the Merger does not include a discussion of prior investments, including shareholder agreements and registration rights agreements, made by Genstar Capital Partners III, L.P. Please explain why you believe this information is not required by Item 1005(a) of Regulation M-A.

Item 9. Reports, Opinions, Appraisals and Negotiations

(b) Preparer and Summary of the Report, Opinion or Apprasial

3.   Please correct the reference to "Summary Term Sheet – Other Important Considerations" as this is not a section in your proxy statement.

SCHEDULE 14A

Summary Term Sheet, page 2

Parties to the Merger, page 2

4.   Please revise to state that the Mr. Conte and Mr. Weltman are the only officers

and directors of GG Holdings and that both are directors of PRA.

Merger Consideration, page 2

5.   Please disclose the total amount of consideration which will be paid in the event the merger is approved, assuming no exercise of appraisal rights.

Stockholder Vote Required to Adopt the Merger Agreement, page 3

6.   We note that you state on page 3 that a majority of the shares of common stock outstanding at the close of business on the record date and entitled to vote thereon must vote for the adoption of the merger agreement. Please revise to also disclose that the transaction does not require the approval of at least a majority of the unaffiliated security holders and, assuming all affiliated security holders vote in favor of the merger agreement, state the percentage of unaffiliated shares of common stock outstanding which must vote for the adoption of the merger agreement. Please revise pages 3, 10, 48 and elsewhere as appropriate.

Recommendations of the Special Committee and the Board of Directors, page 3
Position of the Genstar Filers as to Fairness, page 4

7.   Please delete the statement that Parent and Merger Sub "may be deemed" to be engaged in a going private transaction from the last paragraph on page 3. They are identified as filing persons on the Schedule 13E-3 and, accordingly, have been identified as affiliates engaged in the going private transaction. Similarly, please revise the section "Position of the Genstar Filers as to Fairness" on page 4 and delete the statement that the Genstar Filers "may be deemed" to be an affiliate of PRA from page 32 as it is clear that Parent and Merger Sub are affiliates of PRA. See Section II.D.3 of the Current Issues Outline dated November 14, 2000 and SEC Release No. 17719 (April 13, 1981).

Share Ownership of PRA Directors and Officers, page 4

8.   Please identify the directors associated with Genstar Capital Partners III and Stargen III and describe the nature of the association. Identify the director that is a partner of an affiliate of funds that own shares of your stock and identify the funds you are referring to.

Interests of the Company's Directors and Executive Officers in the Merger, page 8

9.   Please disclose, preferably in a tabular format, the aggregated compensation and/or benefits, including cash and securities, to be received by each of your directors and executive officers, including compensation, if any, to be received by

members of the special committee in connection with the merger transaction.

Questions and Answers About the Special Meeting and the Merger, page 9

10.   Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors" section at the beginning of the document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). In that regard, the Questions and Answers and Forward-Looking Information sections are not required disclosure pursuant to Items 7, 8 and 9 of Schedule 13e-3 and should be relocated to appear after the Special Factors section.

11.   We note your disclosure that you have retained The Altman Group to assist in the solicitation and that your officers, directors and employees may also solicit proxies. Please note that written solicitations, including written instructions and transcripts to be used for telephone solicitations, are required to be filed.

Special Factors, page 15

Background of the Merger, page 15

12.   Please revise this discussion to indicate the identities of all parties negotiating on behalf of the Genstar Filers. Also, identify their legal counsel and any financial advisors consulted.

13.   Please expand the disclosure in this section to disclosure to describe any negotiations or material contacts during the past two years between affiliates of PRA. Refer to Item 1005(c) of Regulation M-A. For instance, please discuss any negotiations or material contacts between the various Genstar entities and Messers Conte and Weltman relating to the merger.

14.   We note that you state on page 15 that the company engaged in negotiations with a strategic bidder in the fall of 2005 and in July 2006. Please provide more information about these negotiations. For example, state whether the strategic bidder ever made a firm offer. If such an offer was made, please disclose the information required by Item 1014(f) of Regulation M-A.

15.   In addition, in the same paragraph you disclose that in the fall of 2005 you reviewed "certain alternative strategies for maximizing stockholder value." Please provide more information about the alternative strategies you considered.

16.   In the discussion of the March 29, 2007 meeting you have stated that Mr. Conte provided additional background information regarding Genstar's indication of

interest and Genstar's views as to the financial and strategic situation of the company. Please revise to provide a more detailed discussion of the information provided by Mr. Conte at this meeting. Also, please clarify whether Mr. Conte was present at this meeting his official capacity as a director and officer of Genstar.

17.   Please revise the discussions of the relationships some of your directors have with Genstar to include Mr. Conte's and Mr. Weltman's positions with GG Holdings.

18.   Identify the funds managed by Genstar Capital LLC in which each of Messrs. Conte, Weltman, Booth and Conway have investments.

19.   Please describe the relationship between Credit Suisse and Genstar.

20.   Please revise your disclosure on pages 16, 18 and 21 to provide more information about the strategic alternatives presented by Credit Suisse on April 9, 2007, June 29, 2007 and July 24, 2007, respectively. We note that the presentations by Credit Suisse contain various alternatives which appear to have been discussed. Please revise your disclosure to disclose each of the alternatives, the benefits and risks of each alternative and why the committee did not pursue any of the alternatives.

21.   We note your disclosure that in meetings on May 14, 2007, July 2, 2007 and July 23, 2007 representatives of Credit Suisse summarized their discussions with UBS Securities. Please revise this disclosure to include the material portions of these discussions.

22.   Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, <u>whether oral or written</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise the discussion of the June 29, 2007 and July 19, 2007 meetings to describe Credit Suisse's preliminary financial analyses of Genstar's indication of interest which was discussed at those meetings. Similarly, please revise the discussion of the July 24, 2007 meeting to describe Credit Suisse's financial analyses of the company and the proposed transaction or provide a cross reference to such information. To the extent that the information contained in the preliminary presentations is substantially similar to the disclosure already provided in the summary of the advisor's final opinion, then provide a statement to this effect and summarize any differences in the information presented.

23.   Please revise the first paragraph on page 19 to quantify the Genstar Investor's

significant voting power in the company.

24.   Please revise the July 11, 2007 discussion to describe Genstar's intention to establish equity based compensation for management.

25.   We note your disclosure on page 22 that beginning July 25, 2007 representatives of Credit Suisse contacted financial sponsors and strategic partners they believed might be interested in acquiring or engaging in a business combination with the company. Please disclose how many companies they contacted, what criteria they used to identify these companies and any the results of their inquiries. We may have further comments.

26.   Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, <u>whether oral or written</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. To the extent they are not already included as exhibits to the Schedule 13E-3, please file any board books or other materials provided to the board by Credit Suisse or any outside party to a filing person. For example, revise your disclosure to summarize the preliminary presentations provided by Credit Suisse to the board in connection with Credit Suisse's update of its presentation at the April 30, May 8 and May 14 board meetings in a manner consistent with Item 1015(b) of Regulation M-A. File any written materials associated with such presentations as exhibits.

27.   Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, <u>whether oral or written</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. We note that Genstar retained UBS Securities as its financial advisor in connection with the transaction. Please provide as exhibits to the Schedule 13E-3 all written materials related to reports, opinions and appraisals provided by UBS Securities or any other outside party to Genstar in connection with this transaction. In addition, please provide the disclosure required by Item 1015 of Regulation M-A in the "Background to the Merger" section.

<u>Recommendation of the Special Committee and Board of Directors; Reasons for Approval of the Merger, page 22</u>

28.   Please note that each of the comments in this section should be considered for its application to the "Position of the Genstar filers as to Fairness" section.

29.   We are unable to locate disclosure complying with Item 1014(a) with respect to the subject company. In that regard, please revise to disclose whether the Board of Directors determined the transaction was fair or unfair to unaffiliated stockholders. The discussion should separately address procedural and substantive fairness. The disclosure which currently exists in this section should not be located in the special factors section as it does not purport to address the disclosure required by Item 1014. Please consider relocating it so that it appears outside the Special Factors section.

30.   If the Board of Directors relied on the analysis of another, such as the financial advisor or Special Committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must *expressly adopt* the conclusion and analyses of the party that performed the Item 1014(b) analysis. For instance, it appears that the Board of Directors adopted Credit Suisse's analyses supporting the fairness determination. Please revise to explicitly state that such analyses were adopted or revise this discussion to reflect the analysis undertaken by the board of directors in arriving at its fairness determination. Similarly, it appears that the Special Committee also relied upon the opinion of Credit Suisse. In order for the Board to be able to expressly adopt the Special Committee's analysis in a manner that satisfies its Item 1014 disclosure requirements, the Special Committee must expressly adopt the analyses the Special Committee relies upon.

31.   Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For example, we are unable to locate a detailed discussion of historical stock prices. Please note that conclusory statements, such as your brief reference to liquidation value in the Special Committee discussion, are insufficient. Please expand your discussion of liquidation value to explain why the Special Committee believed the liquidation value would be significantly lower than PRA's value as a viable going concern. In addition, please explain why the Special committee viewed the discounted cash flow analyses to be a reasonable proxy for going concern value. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please review the Instruction 2 to Item 1014 factors and expand your disclosure accordingly.

32.   Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of the factors upon which the fairness determination was

based. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Please revise. Refer to In the Matter of Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988). For instance, we note that one factor considered by the special committee is "the consideration to be received by PRA stockholders in the merger and a comparison of similar merger transactions." The description of this factor fails to explain why the factor supports the Special Committee's findings. Please carefully review each factor and revise as appropriate.

33. Please expand your disclosure in the first bullet on page 23 regarding the Company's business, operations, financial condition, strategy and prospects as factors behind the special committee's decision to recommend the merger. Quantify to the extent practicable.

34. We note that you state that the special committee believed "that the merger is more favorable to PRA than the value that could be expected to be generated from the various other strategic alternatives available to PRA." To the extent that these alternatives were considered or reviewed, please revise "Background of the Merger" to discuss the meetings in which they were considered and why the special committee decided not to pursue them. Your discussion should include a specific explanation as to why the special committee believes the merger is more favorable to unaffiliated shareholders than the mentioned alternatives.

35. Please delete the discussion concerning "arms-length negotiations" on pages 23, 25 and in all other places in the document where similar language appears, as references to arm's-length negotiations are inappropriate in a going private transaction.

36. Refer to the penultimate bullet on page 23. Stating that the consideration represents a "fair value" appears to assume the conclusion with respect to substantive fairness. Please explain why the Special Committee believes it is appropriate to assume the conclusion they are purporting to reach.

37. Refer to the last bullet point on page 23. Please expand the disclosure to detail the efforts undertaken during the go-shop period and explain whether those efforts were considered in the Special Committee's fairness determination. If the efforts undertaken during the go-shop period were not considered, please explain why.

38. Expand the fairness discussion to address fairness in the absence of the procedural safeguards listed in Item 1014. For example, what consideration did the committee give to the fact that the transaction does not require the approval of at

least a majority of the unaffiliated shareholders? See Items 1014(c), (d) and (e) of Regulation M-A.

39.   Please revise the discussion of the potentially negative factors relating to the merger to:
   •   Disclose the highest stock price for PRA's common stock in the 52 week period prior to the merger and to disclose the date of this price; and
   •   Identify the current officers and directors who will have the opportunity to be equity owners in and or members of management of the Parent.

40.   Please clarify in the section "Board of Directors" that the PRA board of directors which approved the merger consisted only of Messrs. Kessler, Spivy and Hemberger because all other members of the board were affiliated with Genstar or affiliates of Genstar.

Opinion of Credit Suisse Securities (USA) LLC, page 27

41.   Please revise the second paragraph to describe the procedures followed, assumptions made, matters considered, and limitations rather than referring to the opinion. In addition, please revise page 5 to reference this section rather than the opinion.

42.   Please define the term Excluded Stockholders.

43.   Please delete the statement that the discussion herein is "qualified in its entirety by reference to the full text of its written opinion." Investors are entitled to rely upon your disclosure.

Selected Companies Analysis, page 29

44.   Please disclose the criteria used to determine the five "primary" companies and two "secondary" companies analyzed in this analysis and disclose the meaning of the terms primary and secondary. In addition, if any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

45.   Please explain how the primary selected companies and the secondary companies each factored into your analysis.

46.   Please explain how you used the multiples to calculate the range value per share.

47.   Please revise the table to include the enterprise value as a multiple of CY 2007E and CY 2008E EBITDA for PRA. Similarly, revise the second table to include

the stock price as a multiple of CY 2007E and CY 2008E net income per share for PRA.

Selected Transactions Analysis, page 30

48.   We note the transactions used in this analysis were "selected publicly-announced transactions involving pharmaceutical development target companies it deemed relevant." Please disclose in more detail the criteria used to determine the transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

49.   Please explain how you used the multiples to calculate the range value per share.

50.   Please revise the table to include enterprise vale as a multiple of LTM Revenue and LTM EBITDA for PRA.

Discounted Cash Flow Analysis, page 31

51.   Please expand your disclosure to explain how the discount and estimated weighted average cost of capital and terminal multiples were determined. In addition, please expand your disclosure to explain how the values reported were derived from the estimates. Consider providing tabular disclosure.

Other Matters, page 31

52.   Please state in the first paragraph and on page 5 the amount of Credit Suisse's fees for its services provided in connection with the merger, the amount attributable to the opinion, and the amount by which the fee will increase if the merger is completed. See Item 1015(b)(4) of Regulation M-A.

53.   In addition, we note that you state that "Credit Suisse and its affiliates have in the past provided, are currently providing and in the future may provide, investment banking and other financial services to the Company, Parent and their affiliates, as well as private investment firms with investments in or otherwise affiliated or associated with Parent, and other entities affiliated or associated with such private investment firms, for which Credit Suisse has received, and would expect to receive, compensation." Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and quantify any compensation received or to be received as a result of the relationship between Credit Suisse and PRA or any affiliates of PRA. Refer to Item 1015(b)(4)

The Genstar Filers' Purpose and Reasons for the Transaction, page 32.

54.   Please expand your discussion of the purposes of the transaction to explain why the Genstar entities are engaging in the transaction. Please refer to Instruction 1 of Item 1013(d) when drafting your response.

55.   Please expand your disclosure to explain in reasonable detail the alternatives considered by the Genstar filers and why such alternatives were rejected. Your current disclosure is insufficient. Refer to Item 1013(b) of Regulation M-A

56.   Please expand your disclosure to explain why the transaction was undertaken at this time. Refer to Item 1013(c) of Regulation M-A.

57.   We are unable to locate disclosure which attempts to comply with Item 1013(d). Provide the required disclosure. Please refer to Instructions 2 and 3 of Item 1013 when drafting your response. In particular, please note that each filing person has its own obligation with respect to the disclosure requirements. Accordingly, when describing the interest in net book value it would inappropriate to aggregate the separate interests of different filing persons.

Interests of PRA's Directors and Executive Officers in the Merger, page 40

58.   We note that Parent has informed you that it intends to retain members of the company's management team following the merger. To the extent known, please disclose what members of the management team Parent intends to retain.

59.   In addition, please include a brief description of the general terms of the equity-based incentive compensation plan for management and once established, file this agreement with your proxy statement.

Financial Projections, page 45

60.   We note that you have included a summary of the financial forecasts provided to the financial advisors. Please ensure that you have provided all projections and underlying assumptions that were supplied to the financial advisors and used to formulate their opinions.

61.   We note that certain of the figures include an add-back of restructuring and non-recurring expenses. Please quantify the amount of these expenses.

The Parties to the Merger, page 47

62.   We note from your second bullet point that other investors will make minority investments in Parent. To the extent known, please disclose the identity of the

other minority investors and their respective contributions to Parent. If any of the minority investors are directors or officers of the company revise your disclosure on page 40 accordingly. If it has not yet been determined who will make investments in the parent and the amount of the investment, please disclose all discussions with potential investors. At a minimum, you should disclose the amount that will be reserved for investment and the parties that will be invited to invest or how those parties will be identified.

PRA Common Stock Market Price and Dividend Data, page 71

63.   Please disclose the aggregate proceeds received by each of the filings persons from sales of the company's securities. See Item 1002(e) or Regulation M-A.

64.   We note that you disclose in your Form 8-K filed on March 26, 2007 that on March 23, 2007, the company declared a dividend of one preferred share purchase right for each outstanding share of common stock of the Company. Please revise your disclosure to include information regarding this dividend.

Prior Purchases and Sales of PRA Common Stock, page 74

65.   We note that you list in the table the transactions with respect to PRA common stock during the past two years effected by any of PRA, Parent, Merger Sub, Genstar V, Genstar or any of their respective subsidiaries, affiliates, executive officers, directors or persons controlling such entities. Please separate into different tables the transactions effected by (1) PRA and those executive officers, directors and controlling persons of PRA who unaffiliated with Genstar and (2) Parent, Merger Sub, Genstar V, Genstar or any of their respective subsidiaries, affiliates, executive officers, directors or persons controlling such entities and those executive officers, directors and controlling persons of PRA who are affiliated with Genstar.

Submission of Future Shareholder Proposals, page 80

66.   Please disclose the information required by Rule 14a-5(e) in the event the merger is not completed. For example, what is the deadline for submitting shareholder proposals in the company's next annual meeting? What is the date which notice of a shareholder proposal submitted outside of Rule 14a-8 is considered untimely?

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons and their respective management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Riegel at (202) 551-3575 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with any questions. In the alternative, you may contact Michael Pressman, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3345.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Morton A. Pierce
       Chang-Do Gong
       Dewey Ballantine LLP
       1301 Avenue of the Americas
       New York, New York 10017